UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

G&K Services, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	0-4063	41-0449530
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5995 Opus Parkway, Suite 500, Minnetonka, MN		55343
(Address of principal executive offices)		(Zip Code)

Jeffrey L. Cotter - (952) 912-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

This Form SD of G&K Services, Inc. (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Conflict Minerals Disclosure
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Specifically, the Company surveyed its suppliers to determine whether any of the components used in the Company's manufacture of products contained Conflict Minerals. The Company further requested and obtained from its suppliers written representations regarding the source of any Conflict Minerals that are necessary to the functionality or production of the Company's products. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. The Company expects that a business process in which the Company does not manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of its products is achievable in the near future. This information is publicly available at www.gkservices.com/conflict-minerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

G&K SERVICES, INC.
(Registrant)

/s/ Jeffrey L. Cotter                                Date: May 29, 2014
By:     Jeffrey L. Cotter
Vice President, General Counsel